Jason L. Kent	Via Edgar and Federal Express
(858) 550-6044
jkent@cooley.com

May 23, 2008

United States Securities and Exchange Commission Mail Stop 6010 100 F Street N.E. Washington, D.C. 20549
Attn:	Jeffrey P. Riedler Bryan J. Pitko

RE:	Metabasis Therapeutics, Inc. Registration Statement on Form S-3 Filed May 9, 2008 File No. 333-150806

Dear Messrs. Riedler and Pitko:

On behalf of our client, Metabasis Therapeutics, Inc. (the “Company”), we are sending this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2008 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 originally filed with the Commission on May 9, 2008 (the “Registration Statement”). This letter has also been filed electronically with the Commission.  The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

General

1.             We are monitoring your filing for the resolution of your pending confidential treatment request.

Response:

The Company acknowledges the Staff’s comment and notes that the Company recently received Orders Granting Confidential Treatment Under the Securities Exchange Act of 1934 with respect to Exhibit 10.23 to the Company’s Registration Statement on Form S-1, originally filed with the Commission on February 3, 2004 (the order related to a request for extension of confidential treatment), and Exhibit 10.4 to the Company’s Quarterly Report on From 10-Q for the quarterly period ended March 31, 2008, filed with the Commission on May 2, 2008.

4401 Eastgate Mall, San Diego, CA 92121  T: (858) 550-6000  F: (858) 550-6420  www.cooley.com

Selling Stockholders, page 28

2.             We note that several of the entities listed as selling stockholders are controlled by three members of your board of directors:  David F. Hale, Arnold L. Oronsky, and Luke B. Evnin.  Pleases revise your disclosure to identify these entities as underwriters or provide an analysis as to why you believe these entities are not underwriters.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company believes that the entities listed as selling stockholders that are affiliated with Luke B. Evnin, Ph.D., David F. Hale and Arnold L. Oronsky, Ph.D. (the “Entities”) are not underwriters for the reasons set forth below.

None of the Entities is a registered broker-dealer or in the business of underwriting securities.  MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM BioVentures GmbH & Co. Parallel Beteiligungs KG and MPM Asset Management Investors 2000 B LLC (collectively, the “MPM Entities”), and InterWest Investors VII, L.P. and InterWest Partners VII, L.P. (together, the “InterWest Entities”), are venture capital funds focused on investment in, among other things, life sciences, and, as stated in the Registration Statement, are affiliated with Dr. Evnin and Dr. Oronsky, respectively, both directors of the Company.  Hale BioPharma Ventures LLC (the “Hale Entity”) is a private company focused on investment in the start-up and development of biopharmaceutical companies and, as stated in the Registration Statement, is affiliated with Mr. Hale, a director of the Company.  The Entities are primarily focused on investments in early-stage companies in exchange for equity, which is normally held for a significant period of time.

In the case of the Company, each of the Entities has a significant history as a long-term investor in the Company.  The MPM Entities and InterWest Entities first invested in the Company pursuant to its Series C preferred stock private placement in July 2000, and an affiliate of the Hale Entity first invested in the Company pursuant to its Series D preferred stock private placement in October 2001, in which the MPM Entities and InterWest Entities also invested.  The MPM Entities and InterWest Entities invested in the Company again pursuant to its Series E preferred stock private placement in October 2003.  In connection with each of these investments, each of the Entities represented to the Company that (A) it was purchasing the securities for investment in such Entity’s own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that such Entity had no present intention of selling, granting any participation in or otherwise distributing the same, (B) it did not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to any of the securities and (C) it had not been formed for the specific purpose of acquiring the securities.  All of these investments were prior to the Company’s initial public offering in June 2004 (the “IPO”), in which the MPM Entities and InterWest Entities also invested.  Subsequent to the IPO, the MPM Entities and InterWest Entities invested in the Company pursuant to a private placement of the Company’s common stock (the “Common Stock”) in October 2005, and in connection therewith represented to the Company that each of them was purchasing the securities for its own account as principal, for investment purposes only and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act of 1933, as amended (the Securities Act”).  In addition, the securities held by the Entities and included in the Registration Statement include the following:  (A) Common Stock issued upon exercise of warrants held since the Company’s October 2001 and October 2005 private placements discussed above, (B) Common Stock issued in the Company’s April 2008 private placement that have been held over a month as of the date hereof and (C) Common Stock underlying warrants issued in the Company’s April 2008 private placement (the “Warrants”) that have also been held over a month as of the date hereof and are not exercisable until October 2008.  In connection with the Company’s April 2008 private placement, the Entities again represented to the Company that each of them was purchasing the securities for its own account as principal, for investment purposes only and not with a present view to, or for, resale, distribution or fractionalization thereof, in whole or in part, within the meaning of the Securities Act.  The terms of all of the aforementioned transactions were negotiated in arms’ length transactions in which the Entities assumed the risk of loss in connection with their investment.

Consistent with the investment strategies and the representations made to the Company in connection with the acquisition of the Company’s securities set forth above, the Company advises the Staff that since the initial investments in the Company in July 2000, none of the Entities has ever disposed of any of the Company’s securities.

Finally, none of the Entities is acting as a conduit for the Company.  As the Staff has previously acknowledged in Item D.38 of the Commission’s 1997 Manual of Publicly Available Telephone Interpretations, “affiliates of issuers are not necessarily treated as being the alter egos of the issuers.”  In this case, each of the Entities is acting on its own behalf and purchased the securities included in the Registration Statement solely for investment purposes without a view to distribution.  There are no indicia that any of the Entities is engaged in a “distribution,” which is defined under Regulation M as an offering of securities that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.  To the Company’s knowledge and as represented by the Entities, none of the Entities is making any special selling efforts, utilizing any special selling methods or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer or other person or entity with respect to the sale of the securities included in the Registration Statement.  In addition, each of the Entities has undertaken significant long-term economic risk with respect to its investments in the Company, including the securities included in the Registration Statement, and, as noted above, has never disposed of any of the Company’s securities.  Moreover, the Company will not receive any proceeds from the sale of the securities by the Entities and the proceeds from such sale are solely for the accounts of the Entities.(1)

(1) Upon any exercise for cash of the Warrants, the Entities will pay the Company the exercise price of the Warrants. The cash exercise price of the Warrants is $2.69 per share of Common Stock. The Warrants are also exercisable on a cashless basis. The Company will not receive any cash payment from the Entities upon any exercise of the Warrants on a cashless basis.

Based on all the facts, circumstances and other matters set forth above related to the Registration Statement and the Entities’ relationship with the Company, the Company believes and respectfully submits that the Entities are not underwriters.

******

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6044 or to Charles Bair at (858) 550-6142.

Sincerely,

/s/ Jason L. Kent

Jason L. Kent

cc:	Paul K. Laikind, Ph.D., Metabasis Therapeutics, Inc.
David F. Hale, Metabasis Therapeutics, Inc.
Trisha Millican, Metabasis Therapeutics, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP